SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                  SYBASE, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    871130100
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 30 Pages
                             Exhibit Index: Page 27

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 2 of 30 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  317,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            317,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            317,600/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .39%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 3 of 30 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  317,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            317,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            317,600/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .39%

12       Type of Reporting Person*

                  PN; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 4 of 30 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  317,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            317,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            317,600/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .39%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 5 of 30 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  672,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  317,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   672,200
    With
                           8        Shared Dispositive Power
                                            317,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            989,800/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.21%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 6 of 30 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  682,400
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  989,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   682,400
    With
                           8        Shared Dispositive Power
                                            989,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,672,200/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.05%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 7 of 30 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  989,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            989,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            989,800/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                           [X]
11       Percent of Class Represented By Amount in Row (9)

                                    1.21%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 8 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  465,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   465,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            465,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .57%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 9 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  465,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   465,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            465,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .57%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 10 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  2,162,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,162,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,162,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                 [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.65%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 11 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,403,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,403,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,403,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                      [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.72%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 12 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  3,565,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,565,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,565,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                       [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.36%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 13 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  3,565,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,565,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,565,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                        [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.36%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 14 of 30 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  4,030,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  317,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   4,030,000
    With
                           8        Shared Dispositive Power
                                            317,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,347,600/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                     [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.32%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________
/1/ Position as of February 11, 1999.

                                                             Page 15 of 30 Pages



Item 1(a)         Name of Issuer:

                  Sybase, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6475 Christie Avenue, Emeryville, CA 94608.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  viii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  ix) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  x) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  xi) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  xii) Chatterjee Management Company, a Delaware Corporation ("Chatterjee Management"); and

                  xiii)    Dr. Purnendu Chatterjee ("Dr. Chatterjee").


                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), QIP and Mr. Soros. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners

                                                             Page 16 of 30 Pages


and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

                  This Statement also relates to Shares held for the accounts of Winston L.P., Winston LDC and Winston LLC.

                  CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                                                             Page 17 of 30 Pages



                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii)     Winston L.P., is a Delaware limited partnership;

                  viii)    CFM is a Delaware limited partnership;

                  ix) Winston LDC is a Cayman Islands exempted limited duration company;

                  x)       Winston LLC is a Delaware limited liability company;

                  xi) Chatterjee Advisors is a Delaware limited liability company;

                  xii)     Chatterjee Management is a Delaware Corporation; and

                  xiii)    Dr. Chatterjee is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           871130100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 317,600 Shares held for the account of QIP.

                           (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 989,800 Shares. This number consists of (A) 672,200 Shares held for the account of Quantum Partners and (B) 317,600 Shares held for the account of QIP.

                           (iii) Mr. Soros may be deemed the beneficial owner of 1,672,200 Shares. This number consists of (A) 682,400 Shares held for his personal account, (B) 672,200

                                                             Page 18 of 30 Pages


                           Shares held for the account of Quantum Partners,  and
                           (C) 317,600 Shares held for the account of QIP.

                           (iv) Each of Winston L.P. and CFM may be deemed to be the beneficial owner of the 465,000 Shares held for the account of Winston Partners L.P.

                           (v) Winston LDC may be deemed the beneficial owner of the 2,162,000 Shares held for its account.

                           (vi) Winston LLC may be deemed the beneficial owner of 1,403,000 Shares held for its account.

                           (vii) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 3,565,000 Shares. This number consists of (A) 2,162,000 Shares held for the account of Winston LDC and (B) 1,403,000 Shares held for the account of Winston LLC.

                           (viii)Dr. Chatterjee may be deemed the beneficial owner of 4,347,600 Shares. This number consists of
                           (A) 465,000 Shares held for the account of Winston L.P., (B) 2,162,000 Shares held for the account of Winston LDC, (C) 1,403,000 Shares held for the account of Winston LLC and (D) 317,600 Shares held for the account of QIP.


Item 4(b)         Percent of Class:

                           (i) The number of Shares of which each of QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately .39% of the total number of Shares outstanding.

                           (ii) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 1.21% of the total number of Shares outstanding.

                           (iii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 2.05% of the total number of Shares outstanding.

                           (iv) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .57% of the total number of Shares outstanding.

                           (v) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 2.65% of the total number of Shares outstanding.

                           (vi) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.72% of the total number of Shares outstanding.

                           (vii) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 4.36% of the total number of Shares outstanding.

                                                             Page 19 of 30 Pages


                           (viii)The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 5.32% of the total number of Shares outstanding.

                  Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.


Item 4(c) Number of shares as to which such person has:

    QIP
    ---

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                    317,600

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:       317,600

    QIHMI
    -----

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                    317,600

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:       317,600

    QIH Management
    --------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                    317,600

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:       317,600

                                                             Page 20 of 30 Pages



    SFM LLC
    -------

    (i)   Sole power to vote or to direct the vote:                      672,200

    (ii)  Shared power to vote or to direct the vote:                    317,600

    (iii) Sole power to dispose or to direct the disposition of:         672,200

    (iv)  Shared power to dispose or to direct the disposition of:       317,600

    Mr. Soros
    ---------

    (i)   Sole power to vote or to direct the vote:                      682,400

    (ii)  Shared power to vote or to direct the vote:                    989,800

    (iii) Sole power to dispose or to direct the disposition of:         682,400

    (iv)  Shared power to dispose or to direct the disposition of:       989,800

    Mr. Druckenmiller
    -----------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                    989,800

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:       989,800

    Winston L.P.
    ------------

    (i)   Sole power to vote or to direct the vote:                      465,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         465,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

                                                             Page 21 of 30 Pages


    CFM
    ---

    (i)   Sole power to vote or to direct the vote:                      465,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         465,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Winston LDC
    -----------

    (i)   Sole power to vote or to direct the vote:                    2,162,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:       2,162,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Winston LLC
    -----------

    (i)   Sole power to vote or to direct the vote:                    1,403,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:       1,403,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Chatterjee Advisors
    -------------------

    (i)   Sole power to vote or to direct the vote:                    3,565,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:       3,565,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

                                                             Page 22 of 30 Pages


    Chatterjee Management
    ---------------------

    (i)   Sole power to vote or to direct the vote:                    3,565,000

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:       3,565,000

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Dr. Chatterjee
    --------------

    (i)   Sole power to vote or to direct the vote:                    4,030,000

    (ii)  Shared power to vote or to direct the vote:                    317,600

    (iii) Sole power to dispose or to direct the disposition of:       4,030,000

    (iv)  Shared power to dispose or to direct the disposition of:       317,600


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for this personal account.

                  (iii)The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (iv) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (v) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (vi) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                                                             Page 23 of 30 Pages



         Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston L.P., Winston LDC and Winston LLC. Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Winston L.P., Winston LDC and Winston LLC. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LLC, QIP, Quantum Partners and Mr. Soros. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, QIP, Mr. Soros and Quantum Partners. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., QIP, Quantum Partners and Mr. Soros. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros and Quantum Partners. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, Mr. Soros, Winston LDC and Winston LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 24 of 30 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1999               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 12, 1999               QIH MANAGEMENT INVESTOR, L.P.

                                       By:   QIH Management, Inc.,
                                             its General Partner



                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

Date:  February 12, 1999               QIH MANAGEMENT, INC.


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President

Date:  February 12, 1999               SOROS FUND MANAGEMENT LLC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

Date:  February 12, 1999               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 25 of 30 Pages



Date:  February 12, 1999               STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 12, 1999               WINSTON PARTNERS, L.P.

                                       By:   Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       -------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

Date:  February 12, 1999               CHATTERJEE FUND MANAGEMENT, L.P.

                                       By:   Purnendu Chatterjee,
                                             General Partner


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date:  February 12, 1999               WINSTON PARTNERS II LDC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  February 12, 1999               WINSTON PARTNERS II LLC

                                       By:   Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Manager

                                                             Page 26 of 30 Pages


Date:  February 12, 1999               CHATTERJEE ADVISORS LLC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager


Date:  February 12, 1999               CHATTERJEE MANAGEMENT COMPANY


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice President


Date:  February 12, 1999               PURNENDU CHATTERJEE


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 27 of 30 Pages





                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

G.       Joint Filing  Agreement  dated  February 12, 1999 by and
         among Quantum  Industrial  Partners LDC, QIH  Management
         Investor,   L.P.,  QIH  Management,   Inc.,  Soros  Fund
         Management  LLC,  Mr.  George  Soros,   Mr.  Stanley  F.
         Druckenmiller,  Winston Partners,  L.P., Chatterjee Fund
         Management,  L.P.,  Winston  Partners  II  LDC,  Winston
         Partners II LLC,  Chatterjee  Advisors  LLC,  Chatterjee
         Management Company and Dr. Purnendu Chatterjee..........             28